Exhibit 99.10

CONSENT OF WILLIAM LYTLE

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2025, including any amendments or exhibits thereto, and the references to, and the information derived from, (i) the report titled “National Instrument (NI) 43-101 Technical Report for the Goose Project and Back River District, Nunavut, Canada” dated effective 28 March 2025, (ii) scientific and technical information regarding operation matters contained in the Management’s Discussion and Analysis, and (iii) scientific and technical information regarding operation matters contained in the Annual Information Form, and in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of the Company if applicable, as amended.

/s/ William Lytle
William (Bill) Lytle, Senior Vice President Operations & Chief Operating Officer
March 11, 2026